

October 13, 2020

Evan Stolove
Senior Vice President and General Counsel
Genworth Mortgage Holdings, Inc.
8325 Six Forks Road
Raleigh, NC 27615

**Re: Genworth Mortgage Holdings, Inc.**
**Draft Registration Statement on Form S-1**
**Submitted September 15, 2020**
**CIK No. 0001823529**

Dear Mr. Stolove:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Parent and Principal Stockholder, page 8

1.  Please briefly discuss here your expected relationship with your parent company after the offering and discuss your status as a "controlled company" and whether you plan to rely on the "controlled company" exemptions from certain corporate governance requirements. Please also briefly summarize the potential conflicts of interest associated with having a controlling shareholder and the ability to your parent to control the outcome of matters put to a stockholder vote. Further, consistent with your disclosure on page 51, clarify here that your parent has substantial leverage and depends on you as a source of liquidity. In addition, briefly discuss your parent's proposed transaction with China Oceanwide.

If we are unable to continue to meet the requirements mandated by PMIERs, page 19

2. We note that in connection with and subsequent to the issuance of your $750 million aggregate principal amount of the 2025 Senior Notes, you have been engaged in discussions with the GSEs and FHFA to address certain GSE objectives, and that as part of these discussions, you have committed in principle to initially retain $300 million of the net proceeds from the offering of your 2025 Senior Notes for general corporate purposes. Please confirm that you will update your disclosure to detail any additional terms or commitments that derive from these ongoing discussions, and also clarify what is meant by "initially" retain $300 million of the net proceeds. Confirm that you will also update to disclose any material details or conditions that derive from the plan you intend to submit to the GSEs, and disclose when you expect to submit the plan.

Results of Operations and Key Metrics, page 81

3. Please revise to provide percentage changes for line items currently labeled as NM, or tell us why these changes are deemed to be not meaningful, especially for key metrics such as new delinquencies as disclosed on page 72 and losses incurred as disclosed on page 83 that increased significantly in the periods presented.

Delinquent Loans and Claims, page 92

4. We note your reserves as a percentage of RIF decreased from 34% in 2018 to 27% in 2019 to 12% in the 6 months ended June 30, 2020. Please revise your next amendment to provide more fulsome disclosure explaining the material changes from period-to-period and how this ratio is used by management when determining direct case reserves.

Sales and Marketing, page 119

5. Please identify here the separate entity you launched in 2019 to insure pool transactions as well as primary policies that are not intended for sale to the GSEs.

Credit Risk Transfer, page 123

6. We note that your traditional reinsurance coverage is provided by a panel of reinsurance partners. To the extent any particular third-party reinsurer or reinsurance program is material, please identify the company or companies from whom you acquired reinsurance and file any related agreements as exhibits. Please also file any material agreements in connection with your inaugural MILN transaction with Triangle Re or advise.

Cybersecurity, page 127

7. We note your disclosure that your chief information officer and chief information security officer, together with your compliance organization, ensure the requirements of your information security program satisfy applicable legal and regulatory requirements. To the extent cybersecurity risks are material to your business, please also disclose here or under

another appropriately captioned section the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Investment Portfolio, page 128

8.   Please disclose the material terms of your investment management agreement with your parent, including the compensation structure with and historical fees paid for investment management services, and file the investment management agreement as an exhibit or tell us why it is not required to be filed.  We also note that for certain asset classes you utilize external asset management.  If material, disclose the terms of any such asset management agreements and filed them as exhibits.

Exclusive Forum, page 159

9.   We note your disclosure here that the exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act.  Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Notes to Consolidated Financial Statements Years Ended December 31, 2019 and 2018
Note 1. Nature of business and organization structure
Premiums, page F-9

10.   We note that you record a liability and reduction to net earned premiums for post-delinquent premiums you expect to refund.  Given the increase in delinquencies during the six months ended June 30, 2020, please include a rollforward of the liability in your next amendment for the periods presented.

General

11.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.  Please contact John Stickel at the phone number below to discuss how to submit the materials.

12.   Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

    You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel, Attorney-Advisor, at (202)

551-3324 or J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Michael Schiavone